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                                                                      EXHIBIT 21
                                     [LOGO]
NEWS RELEASE

                 CONTACT: David M. Rosen, Ph.D.
                          Vice President, Research and Development [Letterhead]
                          (408) 988-2500


                  CELTRIX RECEIVES TWO ADDITIONAL U.S. PATENTS

         SANTA CLARA, CA -- May 22, 1997 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) announced today that it has received two additional patents from the United States Patent and Trademark Office, further protecting its proprietary technology relating to the production and use of SomatoKine(R), the company's novel IGF-BP3 complex. SomatoKine is currently undergoing early-stage Phase II human clinical testing.

         U.S. Patent No. 5,629,172, entitled "Expression of Fusion Polypeptides Transported Out of the Cytoplasm Without Leader Sequences," relates to recombinant protein production using fusion protein technology. The new patent, which is related to U.S. Patent No. 5,563,046 issued to Celtrix last year, claims compositions and methods involving fusion proteins which use variants of the bacterial proteins DsbA and DsbC as fusion partners. The claimed compositions and methods are generally applicable to the production of recombinant proteins and may also be useful in the manufacture of SomatoKine.

         U.S. Patent No. 5,624,805, entitled "Uses for Antibodies Which Bind to Human Somatomedin Carrier Protein Subunits," was issued with claims relating to the use of antibodies to an insulin-like growth factor (IGF) binding protein in methods for determining levels of free (unbound) IGF.

         Celtrix is a biopharmaceutical company developing novel therapeutics for the treatment of seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Initial product development programs target acute traumatic injury, such as hip fracture surgery in the elderly, and severe burns. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, The Green Cross Corporation is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

         This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with unforeseen interference proceedings related to these new patents, ability of third parties to engineer or develop processes or products around these patent claims, future company research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                                      -end-